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March 23, 2016
VIA FEDERAL EXPRESS, EMAIL (Mr. John Hodgin) AND EDGAR
Mr. Karl Hiller
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	Evolution Petroleum Corporation Form 10-K for the Fiscal Year ended June 30, 2015 Filed September 11, 2015 File No. 001-32942
Dear Mr. Hiller:
Set forth below are the responses of Evolution Petroleum Corporation (the “Company”) to the comments contained in your letter dated March 10, 2016 regarding the Company’s above referenced filing. For your convenience, we have repeated in bold type the comments exactly as set forth in the March 10, 2016 letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.
For purposes of its responses, the Company has suggested modifications to the disclosures in its Form 10-K for the fiscal year ended June 30, 2015 based on its reasonable assessment of the information available at that time and its expectations for future development of the field as of that date.  This information will be reviewed based on additional information available for its Form 10-K for the fiscal year ended June 30, 2016.

Form 10-K for the Fiscal Year ended June 30, 2015

Business, page 1

Delhi Field-Louisiana, page 1

1.
Please expand your discussion to clarify the categories for reserves (e.g. proved, probable and possible) disclosed as of June 30, 2015 related to the southwestern side of the Delhi Field where the operator has suspended CO2 injection. As part of your expanded discussion, please relate

Mr. Karl Hiller
March 23, 2016

the flood type (e.g. water flood, water flood aided by surfactants or resumption of the CO2 flood) for each category of reserve and explain the assumed timing for the reserve forecasts used in the preparation of the cash flows and estimated net present value(s) discounted at 10% (“PV-10”) provided elsewhere on page 2.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to comply with this comment in future filings by adding the following additional disclosure.
Page 2 (additional language in bold):
Phase IV was substantially installed during the first six months of calendar 2012. During early calendar 2013, the operator intensified development in the previously redeveloped western side of the field based on production results and new geological mapping that included the results of seismic data acquired over the last few years. Gross field production increased to more than 7,500 BO per day before the operator temporarily suspended CO2 injection in most of the southwestern tip of the field due to a fluid release event in June 2013, which consisted of the uncontrolled release of CO2, water, natural gas and a small amount of oil from one or more previously plugged wells in the southwest part of the field. The operator has fully remediated the affected area, but has temporarily isolated that part of the field with a water curtain while continuing production, and is evaluating options to ~~continue~~ expand production from that area as a water flood, potentially aided by surfactants or other enhanced recovery techniques. It is also possible that the operator may choose to resume CO2 injection in that part of the field at a later date.
At June 30, 2015, there were no proved developed reserves associated with the suspended southwestern tip area of the Delhi field and no proved undeveloped reserves under the inhabited Town of Delhi in the northeastern portion of the field due to the uncertainty of timing of southwestern tip flood resumption and of developing Town of Delhi reserves. Consequently, reserves in those two areas previously assigned as proved in fiscal 2013 have since been included in our probable category. At June 30, 2015, the southwestern area reserves consisted of 1.0 million bbls of oil equivalent probable reserves with a PV-10* of $13.2 million and 0.1 million bbls of oil equivalent possible reserves with a PV-10* of $0.8 million. For this area, production of both probable and possible reserves is forecast to begin in fiscal 2022. At June 30, 2015, Town of Delhi reserves were comprised of 1.5 million bbls of oil equivalent probable reserves with a PV-10* of $6.6 million and 0.2 million bbls of oil equivalent possible reserves with a PV-10* of $0.8 million. For this area, production of probable reserves is forecast to begin in fiscal 2020 and production of possible reserves is forecast to begin in 2026. For both the southwestern tip and the Town of Delhi, probable and possible reserves are assumed to be recovered through CO2 injection.

2.
Please expand your discussion to clarify the categories for reserves (e.g. proved, probable, and possible) disclosed as of June 30, 2015 related to the resumption of CO2 flood expansion in the undeveloped eastern part of the Delhi Field. As part of your expanded discussion, please explain the assumed timing for the reserve forecasts used in the preparation of the cash flows and estimated net present value(s) discounted at 10% (“PV-10”) provided elsewhere on page 2.

Answer:
The Company acknowledges the Staff's comment. In future filings, the Company proposes to expand the disclosure appearing in Item 1 as set forth below.

Page 2 (additional language in bold):
During the fall of 2014, post-reversion, the operator initiated work on expansion of the CO2 flood in the undeveloped eastern part of the field. These operations were suspended last fall when the operator made significant cuts in its capital budget as a result of declining oil prices. While we believe that expansion is economic at current commodity prices,

Mr. Karl Hiller
March 23, 2016

resumption of this work is likely to be electively delayed due to prevailing oil prices and the partners' allocation of capital for such projects. Since we believe that the NGL plant and further expansion of the CO2 flood have very favorable economics, even in this lower price environment, we expect the expansion of the CO2 flood to resume within the next 2-3 years. The economics of expansion will also be improved subsequent to the completion of the NGL recovery plant.
At June 30, 2015, 2.7 million bbls of oil equivalent proved undeveloped reserves with a PV-10* of $14.1 million, 0.8 million bbls of oil equivalent probable reserves with a PV-10* of $9.0 million, and 0.4 million bbls of oil equivalent possible reserves with a PV-10* of $1.8 million were attributed to the undeveloped eastern part of the Delhi field. Production for these proved reserves is forecast to begin from fiscal 2017 to 2019, production for associated probable reserves is expected to begin from fiscal 2020 to 2022 and production for associated possible reserves is expected from fiscal 2023 to 2025, with the projected timing specific to each site.

Properties, page 15
Estimated Oil and Natural Gas Reserves and Estimated Future Net Revenues, page 15
Summary of Oil & Gas Reserves for Fiscal Year Ended 2015, page 16

3.	Please expand your disclosure to indicate, if true, that DeGolyer and MacNaughton prepared the estimates of possible reserves as of June 30, 2015.

Answer:
The Company acknowledges the Staff's comment. In future filings, the Company proposes to expand the disclosure appearing in Item 2 as set forth below.
Page 16 (additional language in bold):
Summary of Oil & Gas Reserves for Fiscal Year Ended 2015
Our proved, ~~and~~ probable and possible reserves at June 30, 2015, denominated in equivalent barrels using six MCF of gas and 42 gallons of natural gas liquids to one barrel of oil conversion ratio, were estimated by our independent petroleum engineer, DeGolyer and MacNaughton ("D&M"). D&M was selected for our interests in the Delhi Field due to their expertise in CO2-EOR projects and to ensure consistency with the operator who has utilized D&M for their reserves estimates in the Delhi Field. We also chose to have D&M estimate our Giddings properties beginning in 2014 in order to simplify and consolidate our reserve reporting. D&M has significant expertise in this region as well. The scope and results of their procedures are summarized in a letter from the firm, which is included as Exhibit 99.4 to this Annual Report on Form 10-K.

4.
Please expand the disclosure relating to a reconciliation of changes in reserves provided on page 17, oil and gas reserves and PV-10 for the Delhi Field on page 26, and remaining estimated capital expenditures expressed as dollars per Boe on page 27 to explain why information is not provided related to your possible reserves.

Answer:
The Company acknowledges the Staff's comment. In future filings, the Company proposes to expand the disclosures appearing in Item 2. Properties (page 17) and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 26 and 27) as set forth below.

Mr. Karl Hiller
March 23, 2016

Page 17 (additional language in bold):
The following tables present a reconciliation of changes in our proved, ~~and~~ probable and possible reserves by major property, on the basis of equivalent MBOE quantities.

Reconciliation of Changes in Possible Reserves by Major Property

	Delhi Field	Giddings Field	Possible Total
Possible reserves, MBOE	MBOE	MBOE	MBOE
June 30, 2014	2,951.4	—	2,951.4
Revisions	3.0	—	3.0
Sales of minerals in place	—	—	—
Improved recovery, extensions, and discoveries	—	—	—
June 30, 2015	2,954.4	—	2,954.4

Page 26 (additional language in bold):
The following table is a summary of our proved, ~~and~~ probable and possible reserves for 2015 and 2014:

	Proved			Probable			Possible
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Reserves MMBOE	12.4	13.3	(6.8)%	9.3	9.5	(2.1)%	3.0	3.0	—%
% Developed	59%	60%	(1.7)%	43%	43%	—%	51%	43%	18.6%
Liquids %	100%	96%	4.2%	100%	97%	3.1%	100%	97%	3.1%
PV-10* ($MM)	$219	$320	(31.6)%	$72	$136	(47.1)%	$14	$20	(30.0)%

Page 27 (additional language in bold):

Remaining estimated capital expenditures amount to $9.34 per BOE for proved undeveloped reserves and $4.89 for probable undeveloped reserves. Given the geology of the Delhi field, no remaining estimated capital expenditures are required to develop our possible reserves as our undeveloped possible reserves reflect incremental quantities associated with a possible greater percentage recovery of hydrocarbons in place than the recovery quantities assumed for probable reserves. Looking forward, the timing of plans for continued development of the eastern part of the Delhi field is dependent on the operator’s plans for capital allocation within their portfolio. We continue to believe that these high quality and economically viable projects will be executed as planned, subject to oil price volatility.

Proved Undeveloped Reserves, page 18

5.
Please expand the disclosure relating to your proved undeveloped reserves as of June 30, 2015 to clarify the extent that proved undeveloped reserves were converted to developed reserves during the year. Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

Mr. Karl Hiller
March 23, 2016

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include the following additional information regarding the conversion of unproved to proved reserves.
Page 18 (additional language in bold):
Our proved undeveloped reserves were 5,097 MBOE at June 30, 2015 with associated future development costs of approximately $47.6 million. The 222 MBOE decrease in proved undeveloped reserves from 5,319 MBOE as of June 30, 2014 is primarily due to re-designing the ~~gas~~ NGL plant and the economic decision to consume recovered natural gas internally to lower Delhi Field lease operating expense instead of selling to third parties, resulting in a 404 MBOE natural gas reserve decrease partially offset by a 185 MBOE increase from better NGL recovery.
The initial assignment of proved undeveloped reserves in the Delhi Field was made on June 30, 2010, which involved a large scale CO2 enhanced oil recovery project. The operator’s development plans for the field have remained essentially unchanged and were originally scheduled to be completed by June 30, 2015, within five years from the initial recording of such proved reserves. The field is approximately 59% developed as of June 30, 2015. However, as a result of the adverse fluid release event in the field in June 2013 and the resultant delay in reversion of our working interest, no unproved reserves were converted to proved reserves during fiscal 2015. However, during fiscal 2015, the Company incurred capital expenditures of $5.0 million toward completion of the NGL plant, the startup of which is expected to occur during the second half of calendar 2016. At June 30, 2015, the Company has further budgeted $19.6 million of fiscal 2016 capital expenditures toward completion of this plant. ~~the~~ The remaining full development of the field is now planned to continue over the next four fiscal years and is expected to be completed by December 31, 2018, approximately seven and one half years after the initial recording of proved reserves. The 2013 addition of the NGL ~~gas~~ plant project to recover natural gas liquids and methane ~~has~~ required additional planning and ~~has~~ resulted in a prudent delay in the full development of the field's proved reserves. Given the nature of CO2 EOR projects, we believe that the undeveloped reserves in the Delhi Field satisfy the conditions to continue to be included as proved undeveloped reserves because (1) we ~~have~~ established and continue to follow the previously adopted development plan for this project as adjusted to incorporate the completion of the NGL plant in 2016 and impact of the 2013 fluid release event; (2) we have significant ongoing development activities at this project that, as budgeted and currently being expended, reflect a significant and sufficient portion of remaining capital expenditures to convert proved undeveloped reserves to proved developed reserves; and (3) the operator has a historical record of completing the development of comparable long-term projects.

6.
Please expand the disclosure relating to your proved undeveloped reserves as of June 30, 2015 to discuss the investments, including the capital expenditures incurred, made during the year to progress the conversion of proved undeveloped reserves to developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S- K.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include additional information regarding such capital expenditures. Please refer to the modified disclosure set forth in the Company's answer to comment 5 above.

Acreage Data, page 20

7.
Please explain to us why you have reclassified the acreage attributable to the Delhi Field previously disclosed as undeveloped in Form 10-K for the fiscal year ending June 30, 2014 to developed acreage. Refer to the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K.

Mr. Karl Hiller
March 23, 2016

Answer:
The Company acknowledges the Staff's comment.
The Delhi Field was unitized in the early 1950's. Consequently, all acreage in the unit is held by production. The field's undeveloped eastern portion and other reservoirs comprise undrilled acreage held by production which is excluded from the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K.
In the Company's 2014 Form 10-K, Delhi field acreage was classified as undeveloped as reversion had not occurred and the Company did not have a working interest in the field. At that time, the Company held only an overriding royalty interest and mineral interests in the field.
The Company proposes to expand its disclosure in future filings as set forth below to include additional information regarding acreage that has not been developed.
2015 10-K Page 20 (additional language in bold):

Field	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Delhi Field, Louisiana*	13,636	3,257	—	—	13,636	3,257
Giddings Field, Texas**	2,168	2,134	—	—	2,168	2,134
Total	15,804	5,391	—	—	15,804	5,391
Our developed acreage includes 13,636 gross (3,257 net) acres in Delhi field, which is being developed using CO2-EOR operations. We own a 23.9% working interest and a 7.4% royalty interest~~,. c~~ Combined, this results in a 26.4% net revenue interest in Delhi. We are not the operator of the EOR project. In addition, our developed acreage includes 2,168 gross (2,134 net) in the Giddings Field comprising of a 100% working interest in two producing wells, 99% working interest in one well subject to a back-in reversion of 22.5%.
*Includes from the surface of the earth to the top of the Massive Anhydride, less and except the Delhi Holt Bryant CO2 and Mengel Units. As the Delhi field is a unitized field, undrilled acreage is held by production as long as production is maintained in the unit.
**Excludes acreage for overriding royalty interests retained in various formations in the Giddings Field area.

Closing

In connection with its response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
March 23, 2016

We appreciate your consideration of this response letter. If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours, SEYFARTH SHAW LLP /s/ Mark W. Coffin Mark W. Coffin

cc:    Mr. John Hodgin
United States Securities and Exchange Commission

Robert S. Herlin
Randall D. Keys
David Joe
Evolution Petroleum Corporation